Exhibit 99.3
APPENDIX C

Second Amended and Restated Deferred Share Unit Plan

MAG SILVER CORP.
SECOND AMENDED AND RESTATED DEFERRED SHARE UNIT PLAN
Effective May 13, 2014
As Amended ~~June 22, 2015~~May 10, 2017

ARTICLE 1.
 INTERPRETATION
1.1 Purpose
The purposes of the Plan are:
(a)	to promote a greater alignment of long-term interests between Participants and the shareholders of the Company; and
(b)
to provide a compensation system for Participants that, together with the other compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying Board membership~~, in the case of Eligible Directors, or participation in management of the Company, in the case of Eligible Employees,~~ and the performance of the duties required of Participants.

1.2 Definitions
As used in the Plan, the following terms have the following meanings:
"Account" means the account maintained by the Company in its books for each Participant to record the DSUs credited to such Participant under the Plan;
"Annual Cash Remuneration" means ~~(A) in the case of a Participant who is an Eligible Director,~~ all amounts ordinarily payable in cash to the Participant by the Company in respect of the services provided by the Participant to the Company in connection with such Participant's service on the Board in a fiscal year, including without limitation (i) the Cash Retainer, (ii) the fee for serving as a member of a Board committee; (iii) the fee for chairing a Board committee; (iv) meeting and per diem fees, which amounts shall, unless otherwise determined by the Board, be payable Quarterly in arrears; ~~and (B) in the case of a Participant who is an Eligible Employee, any amount payable to such Eligible Employee under any annual incentive plan of the Company;~~
"Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;
"Blackout Period" means a period during which a Participant is to refrain from trading in the Company’s securities pursuant to a restriction imposed by the Company on all or any of its executives, employees, insiders or persons in a “special relationship” (as defined in the Securities Act) with the Company.
"Beneficiary" means an individual who, on the date of a Participant's death, is the person who has been designated in accordance with Section 4.8 and the laws applying to the Plan, or where no such individual has been validly designated by the Participant, or where the individual does not survive the Participant, the Participant's legal representative;
"Board" means the Board of Directors of the Company;
"Code" means the U.S. Internal Revenue Code of 1986, as amended and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

"Company" means MAG Silver Corp. and includes any successor corporation thereof, and any reference in the Plan to action by the Company means action by or under the authority of the Board;
"Conversion Date" means the date used to determine the Fair Market Value of a Deferred Share Unit for purposes of determining the number of Deferred Share Units to be credited to a Participant under Section 2.3 and, in any event, shall not be earlier than the first business day of the year in respect of which the Deferred Share Units are being provided;
"Deferred Share Unit" or "DSU" means a unit credited by the Company to a Participant by way of a bookkeeping entry in the books of the Company, as determined by the Board, pursuant to the Plan, the value of which at any particular date shall be the Fair Market Value at that date;
"Director" means a member of the Board;
"DSU Award Agreement" means the agreement setting out the terms of any DSU award in the form of Schedule B hereto, or such other form as may be prescribed by the Board from time to time;
"Effective Date" has the meaning ascribed thereto in Section 1.3;
"Elected Percentage" has the meaning ascribed thereto in Schedule A;
"Election Notice" means the written election under Section 2.2 to receive Deferred Share Units, in the form of Schedule A hereto, or such other form as may be prescribed by the Board from time to time;
~~"Eligible Director" means any Director who is not an employee (determined without regard to the Income Tax Act (Canada)), and including any non-executive Chair of the Board and any individual providing services to the Company as a consultant or independent contractor;~~
~~"Eligible Employee" means an employee of the Company who has been designated by the Board as eligible to receive DSUs under the Plan; provided that in such case, an Eligible Employee who is a resident of the United States must be an “accredited investor” as defined in Rule 501 under the U.S. Securities Act of 1933, as amended;~~
"Entitlement Date" has the meaning ascribed thereto in Section 3.1;
"Fair Market Value" means, with respect to any particular date, (i) if the Shares are listed on the Stock Exchange, the closing trading price of the Shares on the Trading Day immediately preceding the particular date; (ii) if the Shares are listed on more than one Stock Exchange, the Fair Market Value as determined in accordance with paragraph (i) above for the primary Stock Exchange on which the Shares are listed, as determined by the Board; and (iii) if the Shares are not listed for trading on a Stock Exchange, a price which is determined by the Board to be the fair value of the Shares, taking into consideration all factors that the Board deems appropriate, including recent sale and offer prices of the Shares in private transactions negotiated at arms' length;
"Insider" means an “insider” as defined in the policies of the Toronto Stock Exchange relating to security-based compensation arrangements;
"Participant" means ~~an Eligible Director or Eligible Employee, as applicable;~~any Director who is not an employee (determined without regard to the Income Tax Act (Canada)), and including any non-executive Chair of the Board;

"Plan" means this MAG Silver Corp. Deferred Share Unit Plan, as amended from time to time;
"Quarter" means a fiscal quarter of the Company, which, until changed by the Company, shall be the three month period ending March 31, June 30, September 30 and December 31 in any year and "Quarterly" means each "Quarter";
"Share" means a common share of the Company and such other share as may be substituted for it as a result of amendments to the notice of articles of the Company, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share;
"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, share unit plan, deferred share unit plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise, but excludes any options, Shares, share units, deferred share units or award involving the issuance or potential issuance of Shares granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual;
"Securities Act" means the Securities Act (British Columbia), RSBC 1996, c.418, as from time to time amended
"Stock Exchange" means The Toronto Stock Exchange and such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market;
"Stock Exchange Rules" means the applicable rules of any stock exchange upon which shares of the Company are listed;
"Termination Date" means the date of a Participant's death, or retirement from, or loss of office or employment with the Company or a corporation related to the Company, within the meaning of paragraph 6801(d) of the regulations under the Income Tax Act (Canada), including~~, in the case of a Participant who is an Eligible Director~~, (i) the voluntary resignation or retirement of a Participant from the Board; or (ii) the removal of such Participant from the Board whether by shareholder resolution or failure to achieve re-election; provided that, solely with respect to a Participant who is a US Taxpayer, such retirement or loss of office is also a “separation from service” within the meaning of Section 409A of the Code such that it is reasonably anticipated that no further services will be performed;
"Trading Day" means any date on which the Stock Exchange is open for the trading of Shares and on which Shares are actually traded; and
"US Taxpayer" means an individual who is a citizen or permanent resident of the United States for purposes of the Code or an individual for whom the compensation subject to deferral under this Plan would otherwise be subject to income tax under the Code.
1.3 Effective Date
The Plan shall be effective as of May 13, 2014 (the "Effective Date").

1.4 Eligibility
If a Participant should become an officer (other than non-executive Chairman) or employee of the Company while remaining as a Director, his eligibility for the Plan shall be suspended effective the date of the commencement of his employment and shall resume upon termination of such employment, provided he continues as a Director of the Company. During the period of such ineligibility, such individual shall not be entitled to receive or be credited with any Deferred Share Units under the Plan, other than dividend equivalent allocations under Section 2.5.
1.5 ~~1.4~~ Construction
In this Plan, all references to the masculine include the feminine; references to the singular shall include the plural and vice versa, as the context shall require.  If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.  Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions contained herein.  References to "Section" or "Sections" mean a section or sections contained in the Plan, unless expressly stated otherwise.  All amounts referred to in this Plan are stated in Canadian dollars unless otherwise indicated.
1.6 ~~1.5~~ Administration
The Board may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to a committee of the Board or any one or more directors, officers or employees of the Company as it may determine from time to time, on terms and conditions as it may determine, except the Board shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law.  The Board may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it, except that the Board shall not, and shall not be permitted to, appoint or engage such a trustee, custodian or administrator to the extent such appointment or engagement is not consistent with Applicable Law.
Subject to the foregoing, the Board shall, in its sole and absolute discretion: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Plan.  The Board may correct any defect or rectify any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or desirable.  Any decision of the Board or any delegate of the Board with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Participant and any other person claiming an entitlement or benefit through the Participant.  All expenses of administration of the Plan shall be borne by the Company as determined by the Board.
1.7 ~~1.6~~ Governing Law
The Plan shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province. Any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of British Columbia.

ARTICLE 2.
 ELECTION UNDER THE PLAN
2.1 Payment of Annual Cash Remuneration
(a)
Subject to ~~Section 2.1(b) and~~ Section 2.2 and such rules, regulations, approvals and conditions as the Board may impose, a Participant may elect to receive his or her Annual Cash Remuneration in the form of Deferred Share Units, cash or any combination thereof.

~~(b)~~
~~Notwithstanding any election by a Participant who is an Eligible Employee to receive Annual Cash Remuneration in the form of Deferred Share Units, the Board retains sole and absolute discretion to decline to grant Deferred Share Units to such Participant pursuant to such election.  Where the Board declines to give effect, in whole or in part, to an election by an Eligible Employee to receive all or any portion of his Annual Cash Remuneration in the form of Deferred Share Units, the Eligible Employee shall remain eligible to receive any Annual Cash Remuneration that is not provided in the form of Deferred Share Units in cash.~~

2.2 Election Process
(a)
A person who is a Participant on the effective date of the Plan may elect a form or forms of payment of Annual Cash Remuneration payable for services provided after such effective date of the Plan by completing and delivering to the secretary of the Company an initial Election Notice by no later than 30 days after the effective date of the Plan, which shall apply to the Participant's Annual Cash Remuneration payable for services provided after the effective date of such election.

~~(b)~~
~~A Participant who is an Eligible Employee on the date on which the Plan was amended may elect a form or forms of payment of Annual Cash Remuneration payable for services provided after such date by completing and delivering to the secretary of the Company an initial Election Notice by no later than 30 days after the date on which the shareholder approval of the amendments to the Plan was obtained.~~

(b)
~~(c)~~ An individual who becomes a Participant during a year may elect the form or forms of payment of Annual Cash Remuneration earned in Quarters that commence after the date the election is made by completing and delivering to the secretary of the Company an Election Notice within 30 days after the individual becomes a Participant.

(c)
~~(d)~~ A Participant who has previously made an election under this Section 2.2, or who has never made an election under the Plan may elect the form or forms of payment of Annual Cash Remuneration for a subsequent period by completing and delivering to the secretary of the Company a new Election Notice prior to January 1 of the calendar year that includes the first day of the relevant period.

(d)
~~(e)~~ The Board may prescribe election forms for use by Participants who are residents of a jurisdiction other than Canada that differ from the election forms it prescribes for use by Canadian resident Participants where the Board determines it is necessary or desirable to do so to obtain comparable treatment for the Plan, the Participants or the Company under the laws or regulatory policies of such other jurisdiction as is provided under the laws and regulatory policies of Canada and its Provinces, provided that no election form prescribed for use by a non-resident of Canada shall contain terms that would cause the Plan to cease to meet the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) and any successor to such provisions.

(e)
~~(f)~~ For greater certainty, if the Company establishes a policy for members of the Board ~~or executives of the Company~~ with respect to the acquisition and / or holding of Shares and / or DSUs, each Director ~~and Eligible Employee~~ shall ensure that any election he or she makes under this Section 2.2 complies with any such applicable policy.

2.3 Deferred Share Units
(a)
Deferred Share Units elected by a Participant pursuant to Section 2.2 shall, ~~subject to Section 2.1(b) in the case of a Participant who is an Eligible Employee,~~ be credited to the Participant's Account as of the applicable Conversion Date.  The number of Deferred Share Units (including fractional Deferred Share Units) to be credited to a Participant's Account as of a particular Conversion Date pursuant to this Section 2.3(a) shall be determined by dividing the portion of that Participant's Annual Cash Remuneration for the applicable period to be satisfied by Deferred Share Units by the Fair Market Value on the particular Conversion Date, which ~~Conversion Date shall (i) in the case of a Participant that is an Eligible Director~~, unless otherwise determined by the Board, shall be the last day of the Quarter in which such portion of the ~~Eligible Director~~Participant’s Annual Cash Remuneration was earned~~, and (ii) in the case of a Participant that is an Eligible Employee, be the date of which the Eligible Employee would otherwise be paid such Annual Cash Remuneration~~.

(b)	In addition to Deferred Share Units granted pursuant to Section 2.3(a):
(i)
subject to Section 2.4(c) and 2.4(d), the Board may award such number of Deferred Share Units to a Participant as the Board deems advisable to provide the Participant with appropriate equity-based compensation for the services he or she renders to the Company.  Subject to Applicable Law, the Board shall determine the date on which such Deferred Share Units may be granted and the date as of which such Deferred Share Units shall be credited to a Participant's Deferred Share Unit Account, together with any terms or conditions with respect to the vesting of such Deferred Share Units.  The Company and a Participant who receives an award of Deferred Share Units pursuant to this Section 2.3(b) shall enter into a DSU Award Agreement to evidence the award and the terms, including terms with respect to vesting, applicable thereto;

(ii)
notwithstanding any other provision hereunder, at the discretion of the Board, a Participant may receive a grant of Deferred Share Units under the Plan upon such Participant's first election or appointment to the Board, ~~or at any time in respect of services as an employee of the Company provided by a Participant who is an Eligible Employee,~~ provided that, where such Deferred Share Units may be settled in Shares, the equity award value, based on grant date fair value, of such grant of Deferred Share Units, in combination with the equity award value, based on grant date fair value, of any grant made to such a Participant ~~who is an Eligible Director~~ in respect of his or her first election or appointment to the Board under any other Share Compensation Arrangement shall not exceed $150,000. ~~For greater certainly, the limitation on equity award value referenced above shall not apply to a Participant who is an Eligible Employee.~~

(c)
Deferred Share Units credited to a Participant's Account under Section 2.3(a), together with any additional Deferred Share Units granted in respect thereof under Section 2.5, will be fully vested upon being credited to a Participant's Account and the Participant's entitlement to payment of such Deferred Share Units at his Termination Date shall not thereafter be subject to satisfaction of any requirements as to any minimum period of membership on the Board.

(d)
Deferred Share Units credited to a Participant's Account under Section 2.3(b), together with any additional Deferred Share Units granted in respect thereof under Section 2.5, will vest in accordance with such terms and conditions as may be determined by the Board and set out in the DSU Award Agreement.

(e)
The Board may specify in a DSU Award Agreement entered into pursuant to Section 2.3(b) whether the Deferred Share Units subject to such agreement will be settled in cash or Shares, or both cash and Shares, provided that where a DSU Award Agreement does not provide for the settlement of the Deferred Share Units subject to such agreement in Shares, such Deferred Share Units may only be settled in cash.

(f)
Notwithstanding the provisions under this Section 2.3: (a) the Board shall ensure that no Deferred Share Units are granted on a date which falls within a Blackout Period or on the first Trading Day following the date on which the relevant Blackout Period has expired; and (b) if the Conversion Date falls on a day within a Blackout Period, then the Conversion Date shall be automatically postponed until the second Trading Day following the date on which the relevant Blackout Period has expired.

2.4 Maximum Number of Shares and Limits
(a)
Subject to Section 2.4(a) and to adjustment pursuant to Section 2.7, the maximum number of Shares that may be issued pursuant to the Plan shall be a number equal to ~~0.75~~1% of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that (a) the number of Shares issued or issuable under all Share Compensation Arrangements (excluding the Plan) shall not exceed ~~8% of the number of issued and outstanding Shares~~5% on a non-diluted basis, and (b) the number of Shares issued or issuable under all Share Compensation Arrangements (including the Plan) shall not exceed 6% on a non-diluted basis.

~~(b)~~	~~All Shares subject to Deferred Share Units that terminate or are cancelled without being settled shall be available for any subsequent Grant.~~

(b)
~~(c)~~ The aggregate equity award value, based on grant date fair value, of any grants of Deferred Share Units under Section 2.3(b)(i) that are eligible to be settled in Shares, in combination with the aggregate equity award value, based on grant date fair value, of any grants under any other Share Compensation Arrangement, that may be made to a Participant ~~who is an Eligible Director~~ for a year shall not exceed $150,000. ~~For greater certainly, the limitation on equity award value referenced above shall not apply to a Participant who is an Eligible Employee.~~

(c)	~~(d)~~ Under this Plan and any other Share Compensation Arrangements of the Company:

(i)	the number of Shares issuable to Insiders, and
(ii)	the number of Shares issued to Insiders, within a one year period shall not exceed 10% of the issued and outstanding Shares. Any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of this Plan, be included (and not excluded) in determining whether the number of Shares issued or issuable might exceed the limitations set out in this Section 2.4(d).
(d)
~~(e)~~ Notwithstanding anything herein to the contrary, the Company's obligation to issue and deliver Shares in respect of any DSU is subject to the satisfaction of all requirements under Applicable Law in respect thereof and obtaining all regulatory approvals as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof and the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction or to comply with Applicable Law.  In this connection, the Company shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Shares in compliance with Applicable Law.  In a case of the issuance of Shares in respect of any Deferred Share Units granted to a Participant resident in the United States of America, such issuance shall be contingent upon receipt of completed representations as set forth in Schedule D hereto.

2.5 Dividends
On any payment date for dividends paid on Shares, a Participant shall be credited with dividend equivalents in respect of Deferred Share Units credited to the Participant's Account as of the record date for payment of dividends.  Such dividend equivalents shall be converted into additional Deferred Share Units (including fractional Deferred Share Units) based on the Fair Market Value as of the date on which the dividends on the Shares are paid.
2.6 Eligible Participant's Account
A Participant's Account shall record at all times the number of Deferred Share Units standing to the credit of the Participant.  Upon payment in satisfaction of Deferred Share Units credited to a Participant in the manner described herein, such Deferred Share Units shall be cancelled.  A written confirmation of the balance in each Participant's Account shall be provided by the Company to the Participant at least annually.
2.7 Adjustments and Reorganizations
Notwithstanding any other provision of the Plan, in the event of any change in the Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of Shares or any other form of corporate reorganization whatsoever, an equitable adjustment permitted under Applicable Law shall be made to any Deferred Share Units then outstanding.  Such adjustment shall be made by the Board, subject to Applicable Law, shall be conclusive and binding for all purposes of the Plan.

ARTICLE 3.
 REDEMPTIONS
3.1 Redemption of Deferred Share Units – Non-US Taxpayers
Subject to Sections 3.5 and 3.6, a Participant who is not a US Taxpayer may elect up to two separate dates as of which either a portion (specified in whole percentages or number of Deferred Share Units on any one date) or all of the Deferred Share Units credited to the Participant's Account shall be redeemed (each such date being an "Entitlement Date") by filing one or two irrevocable written redemption elections with the secretary of the Company prior to the Entitlement Date specified in the redemption election.  No Entitlement Date elected by a Participant pursuant to this Section 3.1 shall be before the date that is three months after the Participant's Termination Date, or later than December 15 of the calendar year following the year in which the Participant's Termination Date occurs.  Where a Participant to whom this Section 3.1 applies does not elect a particular date or dates within the permissible period set out above as his Entitlement Date or Entitlement Dates, as the case may be, there shall be a single Entitlement Date for such Participant which, subject to Section 3.5, shall be December 15 of the year following the year in which the Participant's Termination Date occurs.
3.2 Redemption of Deferred Share Units – US Taxpayer
Notwithstanding anything contrary in the Plan, subject to Section 3.7, the Entitlement Date of a US Taxpayer shall be the first Trading Day that is more than six months after his Termination Date and all Deferred Share Units credited to such US Taxpayer's Account on such date shall be redeemed and settled in accordance with Section 3.3 within 90 days following such Entitlement Date.
3.3 Settlement of Deferred Share Units
Subject to Section 4.13, a Participant, or the Beneficiary of a Participant, as the case may be, whose Deferred Share Units are redeemed hereunder as of an Entitlement Date shall be entitled to receive from the Company, as a single distribution and not in installments, a cash payment, Shares or any combination of cash and Shares, as determined by the Board, subject to the DSU Award Agreement applicable to such Deferred Share Units, if any.  Settlement in Shares shall be made by way of the issuance by the Company of one Share for each Deferred Share Unit being settled in Shares as of the relevant Entitlement Date.  Settlement of Deferred Share Units in cash shall be made by way of the lump sum payment of an amount equal to the Fair Market Value on the relevant Entitlement Date multiplied by the number of Deferred Share Units being settled in cash as of such Entitlement Date.  No fractional Shares will be issued and any fractional Deferred Share Units shall be settled in cash based on the Fair Market Value on the relevant Entitlement Date.
3.4 Postponed Settlement
If the Entitlement Date of a Participant’s Deferred Share Units, whether in cash, Shares or any combination thereof, would, in the absence of this Section 3.4 fall within a Blackout Period applicable to such Participant, such settlement shall be automatically postponed until the second Trading Day following the date on which the relevant Blackout Period has expired.
3.5 Extended Entitlement Date
In the event that the Board is unable, by a Participant's Entitlement Date, to compute the final value of the Deferred Share Units recorded in such Participant's Account by reason of the fact that any data required in order to compute the market value of a Share has not been made available to the Board and such delay is not caused by the Participant, then the Entitlement Date shall be the next following Trading Day on which such data is made available to the Board.

3.6 Limitation on Extension of Entitlement Date
Notwithstanding any other provision of the Plan, all Shares issuable and any payments hereunder to, or in respect of, a Participant who is not a US Taxpayer shall be issued or paid, as applicable, on or before December 31 of the calendar year commencing immediately after the Participant's Termination Date.  For greater certainty, except as provided in Section 3.5, Shares issuable and payments hereunder to or in respect of a US Taxpayer shall be issued or paid, as applicable, within the time determined in accordance with Section 3.2 or Section 3.3, as applicable.
3.7 Death of Eligible Participant
In the event of a Participant's death, Shares shall become issuable and/or amounts payable in respect of any and all Deferred Share Units then credited to the Participant's Account in accordance with Sections 3.3, 3.5 and 3.6 as soon as reasonably practicable after the Participant's date of death and such date of death shall be deemed to be the sole Entitlement Date with respect to the Participant; provided that, solely with respect to a deceased US Taxpayer, in no event  shall such Shares be issued or any payment made later than December 31 of the calendar year in which the death occurs, or if later, the 15th day of the third month following the Participant's date of death.
ARTICLE 4.
 GENERAL
4.1 Unfunded Plan
Unless otherwise determined by the Board, the Plan shall be unfunded.  To the extent any individual holds any rights by virtue of an election under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured general creditor of the Company.
4.2 Successors and Assigns
The Plan shall be binding on all successors and permitted assigns of the Company and a Participant, including without limitation, the estate of such Participant and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Company's or the Participant's creditors.
4.3 Plan Amendment
The Board may without shareholder approval amend, suspend or cancel the Plan or Deferred Share Units granted hereunder as it deems necessary or appropriate, provided that:
(a)	any approvals required under applicable law or the Stock Exchange Rules are obtained;
(b)
shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Shares issuable from treasury under the Plan; (ii) a change in the definition of Fair Market Value which would result in an increase in the value of Deferred Share Units redeemed under the Plan; (iii) a change in the term of any Deferred Share Units; (iv) an amendment to the amending provisions of the Plan so as to increase the Board's ability to amend the Plan without shareholder approval; (v) a reduction in the Fair Market Value in respect of any Deferred Share Units benefitting a participant; (vi) any change to the categories of individuals eligible to be selected for grants of Deferred Share Units where such change may broaden or increase the participation of Insiders under the Plan; (vii) any amendment to remove or exceed the Insider participation limits set out in Section 2.4(d); (viii) an amendment that would permit Deferred Share Units to be transferrable or assignable other than for normal estate settlement purposes; and

(c)
no such amendment shall, without the consent of the Participant or unless required by law, adversely affect the rights of a Participant with respect to any amount in respect of which a Participant has then elected to receive Deferred Share Units or Deferred Share Units which the Participant has then been granted under the Plan.

4.4 Notwithstanding Section 4.3, any amendment of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the Code, as may apply to Participants who are U.S. Taxpayers.  For avoidance of doubt, and notwithstanding Section 4.3, if any provision of the Plan contravenes any regulations or U.S. Treasury guidance promulgated under Section 409A of the Code or would cause the Deferred Share Units to be subject to the interest and penalties under Section 409A of the Code, such provision of the Plan shall, to the extent that it applies to U.S. Taxpayers, be modified, without the consent of any Participant, to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code.
4.5 Plan Termination
The Board may terminate the Plan at any time but no such termination shall, without the consent of the Participant or unless required by law, adversely affect the rights of a Participant with respect to any amount in respect of which a Participant has then elected to receive Deferred Share Units or Deferred Share Units which the Participant has then been granted under the Plan.  Notwithstanding the foregoing, any termination of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the Code as may apply to Participants who are U.S. Taxpayers.
4.6 Applicable Trading Policies and Reporting Requirements
The Board and each Participant will ensure that all actions taken and decisions made by the Board or a Participant, as the case may be, pursuant to the Plan, comply with applicable securities laws and regulations and policies of the Company relating to insider trading and "black out" periods.  All Deferred Share Units shall be considered a "security" of the Company solely for reporting purposes under the insider trading policy of the Company.
4.7 Currency
All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.
4.8 Designation of Beneficiary
Subject to the requirements of Applicable Law, a Participant may designate in writing a person who is a dependant or relation of the Participant as a beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant.  The Participant may, subject to Applicable Law, change such designation from time to time.  Such designation or change shall be in the form of Schedule C.  The initial designation of each Participant shall be executed and filed with the secretary of the Company within sixty (60) days following the Effective Date of the Plan.  Changes to such designation may be filed from time to time thereafter.

4.9 Rights of Participants
Except as specifically set out in the Plan, no Eligible Participant, or any other person shall have any claim or right to any benefit in respect of Deferred Share Units granted or amounts payable pursuant to the Plan.
Rights of Participants respecting Deferred Share Units and other benefits under the Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.
The Plan shall not be construed as granting a Participant a right to be retained as a member of the Board or a claim or right to any future grants of Deferred Share Units, future amounts payable or other benefits under the Plan.
Under no circumstances shall Deferred Share Units be considered Shares nor shall they entitle any Participant or other person to exercise voting rights or any other rights attaching to the ownership of Shares.
4.10 Compliance with Law
Any obligation of the Company pursuant to the terms of the Plan is subject to compliance with Applicable Law.  The Participants shall comply with Applicable Law and furnish the Company with any and all information and undertakings as may be required to ensure compliance therewith.
4.11 Administration Costs
The Company will be responsible for all costs relating to the administration of the Plan.

4.12 Limited Liability
No member of the Board, any committee of the Board or any officer or employee of the Company or any subsidiary, partnership or trust of the Company or other controlled entity (each a "MAG Entity") shall be liable for any action or determination made in good faith pursuant to the Plan, any Election Notice or DSU Award Agreement under the Plan. To the fullest extent permitted by law, the Company and its Affiliates shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Board or a committee of the Board or is or was an officer or employee of the Company or a MAG Entity.
4.13 Withholding
The Company may withhold from any amount payable to a Participant, either under the Plan or otherwise, such amount as may be necessary to enable the Company to comply with the applicable requirements of any federal or provincial tax law or authority relating to the withholding of tax or any other required deductions with respect to Deferred Share Units.  The Company may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Company may determine in its discretion, by (a) selling on behalf of any Participant, or causing any Participant to sell, any Shares issued hereunder, or retaining any amount payable, which would otherwise be provided or paid to the Participant hereunder or (b) requiring a Participant, as a condition to the redemption of any Deferred Share Units, to make such arrangements as the Company may require so that the Company can satisfy such withholding obligations, including, without limitation, requiring the Participant to remit to the Company in advance, or reimburse the Company for, any such withholding obligations.

Schedule A
MAG Silver Corp. Second Amended and Restated Deferred Share Unit Plan
 (the "Plan")

ELECTION NOTICE
I.	Election:
Subject to Part II of this Notice, for the period         to        , I hereby elect to receive the following percentage (the "Elected Percentage") of my Annual Cash Remuneration by way of Deferred Share Units ("DSUs"):
	Percentage in DSUs	Percentage in Cash
Annual Cash Remuneration	___%	___%

II.	Acknowledgement
 I confirm and acknowledge that:
1.	I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.
2.	I will not be able to cause the Company or any Affiliate thereof to redeem DSUs granted under the Plan until the date specified in the Plan following my Termination Date.
3.
When DSUs credited to my Account pursuant to this election are redeemed in accordance with the terms of the Plan after my Termination Date, income tax and other withholdings as required will arise at that time.  Upon redemption of the DSUs, the Company will make all appropriate withholdings as required by law at that time.

4.	The value of DSUs is based on the value of the Shares and therefore is not guaranteed.
5.	No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded and unsecured liability recorded on the books of the Company.
6.	This election is irrevocable.
7.
The foregoing is only a brief outline of certain key provisions of the Plan.  In the event of any discrepancy between the terms of the Plan and the terms of this Election Notice, the terms of the Plan shall prevail.  All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise defined above.

Date	(Name of Eligible Participant)
(Signature of Eligible Participant)

Schedule B
Second Amended and Restated Deferred Share Unit Plan
 (the "Plan")

DSU AWARD AGREEMENT
I.	Notice of Crediting of DSUs
This Agreement confirms the crediting by MAG Silver Corp. (the "Company") to the Account of the director named below (the "Eligible Participant") pursuant to Section [2.3(b)(i) / 2.3(b)(ii)]  of the Plan of          [number] Deferred Share Units ("DSUs") effective •, 20      (the "Effective Date") on the terms set out in the Plan.
II.
[Vesting – insert vesting conditions if any or] All DSUs referred to in Part I above, together with any additional DSUs credited to the Participant's Account pursuant to Section 2.5 of the Plan in respect of such DSUs shall at all times following their grant be fully vested in the Participant, and shall not be subject to forfeiture.

III.	Confirmation
For greater certainty, the above-noted DSUs have been credited to the Participant's Account on the understanding that that:
1.	The Participant will not be able to cause the Company or any Affiliate thereof to redeem DSUs granted under the Plan until the date specified in the Plan following his/her Termination Date.
2.
When DSUs credited to the Participant's Account pursuant to this Agreement are redeemed in accordance with the terms of the Plan after his/her Termination Date, income tax and other withholdings as required will arise at that time.  Upon redemption of the DSUs, the Company will make all appropriate withholdings as required by law at that time.

3.	The value of DSUs is based on the value of the Shares of the Company and therefore is not guaranteed.
4.	No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded liability recorded on the books of the Company.
5.
In the event of any discrepancy between the terms of the Plan and the terms of this Agreement, the terms of the Plan shall prevail.  All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise specified above.

Schedule C
Second Amended and Restated Deferred Share Unit Plan
 (the "Plan")

BENEFICIARY DESIGNATION
To: MAG Silver Corp.

I, , being a Participant under the MAG Silver Corp. Second Amended and Restated Deferred Share Unit Plan hereby designate the following person as my Beneficiary for purposes of the Plan:
Name of Beneficiary:
Address of Beneficiary:

This designation revokes any previous beneficiary designation made by me under the Plan.  Under the terms of the Plan, I reserve the right to revoke this designation and to designate another person as my Beneficiary.

Date:
Name:	(please print)
Signature:

Schedule D
Second Amended and Restated Deferred Share Unit Plan
 (the "Plan")

CERTIFICATE OF U.S. RESIDENT DIRECTOR
This Certificate is delivered pursuant to Section 2.4(d) of the Second Amended and Restated Deferred Share Unit Plan of MAG Silver Corp. (the "Company"), and evidences that the undersigned  ________________________________, being the holder (the "DSU Holder") of the right, by way of “deferred share units” (the "DSUs"), to acquire certain common shares (the "Shares") of the capital stock of the Company upon such term, conditions and price as set forth in the Plan, hereby represents, warrants, acknowledges and affirms as follows:

(1)  the undersigned is a resident of the United States of America; and
(2)  the undersigned, in his/her capacity as a Director ~~or Eligible Employee~~ of the Company, has had full access to the books and records of the Company; has had the opportunity to access and review the Company's public Internet filings on the System for Electronic Document Analysis and Retrieval at www.sedar.com, the Electronic Data Gathering and Retrieval System at www.sec.gov, and to consult with his/her legal and tax advisors with regard thereto; has been offered the opportunity to ask questions and receive answers from management concerning the Company and its Securities; and that any request for such information has been complied with to the undersigned's satisfaction; and
(3)  the undersigned understands and agrees that all certificate(s) representing the Shares will be endorsed with, and be subject to the terms and conditions of, the following U.S. restrictive legend:
"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF MAG SILVER CORP. ("THE COMPANY") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE LAWS; (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (D) WITHIN THE UNITED STATES IN ACCORDANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION TO SUCH EFFECT, FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER UNDER (D) OR (E) ABOVE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.
SUBJECT TO APPLICABLE CANADIAN LAW, AND PROVIDED THAT THE FOLLOWING PROCEDURE COMPLIES WITH U.S. SECURITIES LAWS AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO U.S. RESTRICTIVE LEGENDS MAY BE OBTAINED FROM THE COMPANY'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT."

Provided that, if the Shares bearing such legend are being sold outside the United States in compliance with Rule 904 of such Regulation S and in compliance with applicable local laws and regulations, the Company shall use its reasonable best efforts to cause the legend to be timely removed upon delivery of the certificate and a duly executed declaration to the Company's registrar and transfer agent in the form attached hereto as “Exhibit 1” to this Schedule D (or as the Company may reasonably prescribe from time to time); provided, further, that if any such Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to the Company's registrar and transfer agent of an opinion of U.S. counsel of recognized standing in form and substance satisfactory to the Company, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act and applicable state securities laws.

Please issue a certificate for the Shares being acquired pursuant to my DSUs as follows:

 NAME:
 (Please Print)
 ADDRESS:

Signature of DSU Holder:
                          Date signed: __________________________
 Signature
Printed Name and Address:
_________________________________________
_________________________________________
_________________________________________
_________________________________________

EXHIBIT 1 TO SCHEDULE D
DECLARATIONS FOR REMOVAL OF U.S. RESTRICTIVE LEGEND

To:	Computershare Investor Services Inc., as registrar and transfer agent for the shares of MAG Silver Corp. (the "Company")

The undersigned (A) acknowledges that the sale of                                   shares of the Company, represented by certificate number                               , to which this declaration relates, has been made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act"), and (B) certifies that (1) the undersigned is not an "affiliate" (as defined in Rule 405 under the 1933 Act) of the Company, or is an “affiliate” solely by virtue of being an officer and/or director thereof; (2) the offer of such securities was not made to a "US Person" or to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction was prearranged with a buyer in the United States; (3) in the case of the undersigned being an officer and/or director of the Company, no selling concession, fee or other remuneration will be paid in connection with such offer and sale other than the usual and customary broker's commission; and (4) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

By:_______________________________________________    Date: ____________________________
      Signature

Name (please print) _________________________________________

Affirmation by Seller's Broker-Dealer

We have read the foregoing representations of our customer with regard to the sale of shares described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of The Toronto Stock Exchange and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

______________________________________________________
Name of Firm

By:  __________________________________________________
       Authorized officer

Date: _________________________________________________